Exhibit 99.02

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Valero GP, LLC and Unitholders of Valero L.P.:

We have audited the accompanying balance sheet of Riverwalk Logistics, L.P. (a Delaware limited partnership) (the Partnership) as of December 31, 2004. This financial statement is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit of a balance sheet also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Riverwalk Logistics, L.P. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

San Antonio, Texas

March 11, 2005

RIVERWALK LOGISTICS, L.P.

BALANCE SHEET

DECEMBER 31, 2004

(in thousands)

Assets
Current assets:
Cash	$1

Total current assets	1

Investment in Valero L.P.	20,371

Total assets	$20,372

Liabilities and Partners’ Equity

Current liabilities:
Note payable to UDS Logistics, LLC	$12,135
Note payable to Valero GP, LLC	12

Total current liabilities	12,147

Commitments and contingencies (see note 5)

Partners’ equity:
Limited partner equity held by UDS Logistics, LLC	8,217
General partner equity held by Valero GP, LLC	8

Total partners’ equity	8,225

Total liabilities and partners’ equity	$20,372

See accompanying notes to balance sheet.

RIVERWALK LOGISTICS, L.P.

NOTES TO BALANCE SHEET

December 31, 2004

NOTE 1: Organization and Business

Riverwalk Logistics, L.P. (Riverwalk Logistics) is a Delaware limited partnership and the general partner of Valero L.P. The general partner of Riverwalk Logistics is Valero GP, LLC with a 0.1% general partner interest and the limited partner is UDS Logistics, LLC (UDS Logistics) with a 99.9% limited partner interest. Valero GP, LLC and UDS Logistics are indirect, wholly owned subsidiaries of Valero Energy Corporation (Valero Energy).

Valero L.P. is a Delaware limited partnership and its common units are publicly traded on the New York Stock Exchange under the symbol “VLI.” The common units held by the public represent 54.3% of Valero L.P.’s outstanding partnership equity with the balance owned by UDS Logistics (common and subordinated units representing 43.5%), Valero GP, LLC (common units representing 0.2%) and Riverwalk Logistics (2% general partner interest). Effective March 11, 2004, Valero L.P.’s partnership agreement was amended to reduce the percentage of the vote required to remove Riverwalk Logistics as general partner from 58% to a simple majority (excluding any vote by Riverwalk Logistics and its affiliates).

Valero L.P., through its wholly owned subsidiary, Valero Logistics Operations, L.P. (Valero Logistics), owns and operates crude oil and refined product pipeline and terminalling assets that serve Valero Energy’s McKee, Three Rivers, Corpus Christi East and Corpus Christi West refineries located in Texas, the Paulsboro refinery located in New Jersey and the Ardmore refinery located in Oklahoma. Valero Logistics also owns and operates crude oil storage tanks that serve Valero Energy’s Corpus Christ West and Texas City refineries located in Texas and the Benicia refinery located in California. The pipeline, terminalling and storage tank assets provide for the transportation of crude oil and other feedstocks to the refineries and the transportation of refined products from the refineries to terminals or third-party pipelines for further distribution. Revenues of Valero L.P. and its subsidiaries are earned primarily from providing services to Valero Energy.

Valero Energy, an independent refining and marketing company, owns and operates 15 refineries with a combined total throughput capacity as of December 31, 2004 of approximately 2.5 million barrels per day and an extensive network of company-operated and dealer-operated convenience stores. Valero Energy’s refining operations rely on various logistics assets (pipelines, terminals, marine dock facilities, bulk storage facilities, refinery delivery racks and rail car loading equipment) that support its refining and retail operations, including the logistics assets owned and operated by Valero L.P. Valero Energy markets the refined products produced at its McKee, Three Rivers, Corpus Christi East, Corpus Christi West, Texas City, Benicia, Paulsboro and Ardmore refineries primarily in Texas, Oklahoma, Colorado, New Mexico, Arizona, California, New Jersey and several other mid-continent states through a network of company-operated and dealer-operated convenience stores, as well as through other wholesale and spot market sales and exchange agreements.

NOTE 2: Basis of Presentation

Riverwalk Logistics’ investment in Valero L.P. is stated at cost plus the equity in its undistributed earnings of Valero L.P. since April 16, 2001, the date of Valero L.P.’s initial public offering. Also included in the investment in Valero L.P. is Riverwalk Logistics’ share of the allocated goodwill and step-up in basis related to Valero Energy’s acquisition of Ultramar Diamond Shamrock Corporation (UDS) on December 31, 2001 (see Note 3: Investment in Valero L.P.).

Riverwalk Logistics is a limited partnership and is not subject to federal or state income taxes. Accordingly, the taxable income or loss, which may vary substantially from income or loss reported for financial reporting purposes, is generally includable in the federal and state income tax returns of the individual partners.

The preparation of financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the balance sheet and accompanying notes. Actual results could differ from those estimates. On an ongoing basis, management reviews its

RIVERWALK LOGISTICS, L.P.

NOTES TO BALANCE SHEET – (Continued)

estimates, including those related to asset impairments, based on currently available information. Changes in facts and circumstances may result in revised estimates.

NOTE 3: Investment in Valero L.P.

Summary Financial Information

The following presents summarized balance sheet information related to Valero L.P. and its subsidiaries as of December 31, 2004 (in thousands):

Assets
Current assets	$39,979
Property and equipment, net	784,999
Goodwill	4,715
Investment in Skelly-Belvieu Pipeline Company	15,674
Other noncurrent assets, net	12,140

Total assets	$857,507

Liabilities and Partners’ Equity
Current liabilities	$33,609
Long-term debt, less current portion	384,171
Other long-term liabilities	1,416
Common units held by the public, UDS Logistics and Valero GP, LLC	310,507
Subordinated units held by UDS Logistics	117,968
General partner’s equity held by Riverwalk Logistics	9,836

Total liabilities and partners’ equity	$857,507

Reconciliation of Investment in Valero L.P.

The following is a reconciliation of Valero L.P.’s general partner’s equity to Riverwalk Logistics’ investment in Valero L.P. as of December 31, 2004 (in thousands):

Valero L.P.’s general partner’s equity	$9,836
Allocation of goodwill related to Valero Energy’s acquisition of UDS on December 31, 2001	9,000
Allocation of the step-up in basis associated with Valero L.P.’s property and equipment resulting from Valero Energy’s acquisition of UDS on December 31, 2001 that was not pushed down to Valero L.P., net of accumulated amortization of $100	1,535

Riverwalk Logistics’ investment in Valero L.P.	$20,371

Transactions between Valero L.P. and Riverwalk Logistics typically relate to capital contributions and redemptions, equity in earnings, and receipt of quarterly cash distributions. The cash distributions received by Riverwalk Logistics are further distributed to its partners, UDS Logistics and Valero GP, LLC.

Valero L.P. Acquisition

On February 20, 2004, Valero L.P. acquired two asphalt terminals, one in Catoosa, Oklahoma near Tulsa and one in Rosario, New Mexico near Santa Fe, from Royal Trading Company for $28.1 million.

RIVERWALK LOGISTICS, L.P.

NOTES TO BALANCE SHEET – (Continued)

Valero L.P.’s Allocations of Net Income

Valero L.P.’s partnership agreement, as amended, sets forth the calculation to be used to determine the amount and priority of cash distributions that the common unitholders, subordinated unitholders and Riverwalk Logistics will receive. Valero L.P.’s partnership agreement also contains provisions for the allocation of net income and loss to the unitholders and Riverwalk Logistics. For purposes of maintaining partner capital accounts, the partnership agreement specifies that items of income and loss shall be allocated among the partners in accordance with their respective percentage interests. Normal allocations according to percentage interests are done after giving effect, if any, to priority income allocations in an amount equal to incentive cash distributions allocated 100% to Riverwalk Logistics.

Valero L.P.’s Cash Distributions

Valero L.P. makes quarterly distributions of 100% of its available cash, generally defined as cash receipts less cash disbursements and cash reserves established by Riverwalk Logistics in its sole discretion. These quarterly distributions are declared and paid within 45 days subsequent to each quarter-end. During the subordination period, the holders of Valero L.P.’s common units are entitled to receive each quarter a minimum quarterly distribution of $0.60 per unit ($2.40 annualized) prior to any distribution of available cash to holders of Valero L.P.’s subordinated units. The subordination period is defined generally as the period that will end on the first day of any quarter beginning after March 31, 2006 if (1) Valero L.P. has distributed at least the minimum quarterly distribution on all outstanding units with respect to each of the immediately preceding three consecutive, non-overlapping four-quarter periods and (2) Valero L.P.’s adjusted operating surplus, as defined in the partnership agreement, during such periods equals or exceeds the amount that would have been sufficient to enable Valero L.P. to distribute the minimum quarterly distribution on all outstanding units on a fully diluted basis and the related distribution on the 2% general partner interest during those periods.

During the subordination period, Valero L.P.’s cash is first distributed 98% to the holders of common units and 2% to Riverwalk Logistics until there has been distributed to the holders of common units an amount equal to the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution on the common units for any prior quarter. Secondly, cash is distributed 98% to the holders of subordinated units and 2% to Riverwalk Logistics until there has been distributed to the holders of subordinated units an amount equal to the minimum quarterly distribution. Thirdly, cash in excess of the minimum quarterly distributions is distributed to the unitholders and Riverwalk Logistics based on the percentages shown below.

Riverwalk Logistics is entitled to incentive distributions if the amount Valero L.P. distributes with respect to any quarter exceeds specified target levels shown below:

	Percentage of Distribution
Quarterly Distribution Amount per Unit	Valero L.P. Unitholders	Riverwalk Logistics
Up to $0.60	98%	2%
Above $0.60 up to $0.66	90%	10%
Above $0.66	75%	25%

NOTE 4: Notes Payable

On March 18, 2003, Riverwalk Logistics, Valero GP, LLC and UDS Logistics executed two revolving promissory notes. The revolving promissory note with Valero GP, LLC has a maximum limit of $0.2 million and had an outstanding balance of $12,000 as of December 31, 2004. The revolving promissory note with UDS Logistics has a maximum limit of $175.0 million and had an outstanding balance of $12.1 million as of December 31, 2004. Interest on the revolving promissory notes varies based on Valero Energy’s weighted average cost of all borrowed funds, including interest expense, amortization of debt issuance expense, commitment fees, costs of maintaining compensating balances, if any, penalties, if any, and all other out-of-pocket costs, fees and expenses incurred in connection with the borrowed funds. Interest is payable monthly; however, it may be added to the principal balance

RIVERWALK LOGISTICS, L.P.

NOTES TO BALANCE SHEET – (Continued)

in lieu of payment. For the year end December 31, 2004, the weighted-average interest rate was 6.1%. Principal is due on demand, but if no demand is made, the outstanding principal is due on December 31, 2005.

NOTE 5: Commitments and Contingencies

Valero L.P.’s operations are subject to extensive federal, state and local environmental and safety laws and regulations. Although Valero L.P. believes its operations are in substantial compliance with applicable environmental and safety laws and regulations, risks of additional costs and liabilities are inherent in pipeline, terminalling and storage operations, and there can be no assurance that significant costs and liabilities will not be incurred. Moreover, it is possible that other developments, such as increasingly stringent environmental and safety laws and regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from the operations, could result in substantial costs and liabilities. Accordingly, Valero L.P. has adopted policies, practices and procedures in the areas of pollution control, pipeline integrity, operator qualifications, public relations, product safety, occupational health and the handling, storage, use and disposal of hazardous materials that are designed to prevent material environmental or other damage, and to limit the financial liability which could result from such events. However, some risk of environmental or other damage is inherent in pipeline, terminalling and storage operations, as it is with other entities engaged in similar businesses.

NOTE 6: Related-Party Transactions Between Valero Energy and Valero L.P.

Valero L.P. has related-party transactions with Valero Energy and its subsidiaries for pipeline tariff, terminalling fee and crude oil storage tank fee revenues, certain employee costs, insurance costs, administrative costs and rent expense. The terms of these transactions are governed by various agreements, including the following:

•	an omnibus agreement which governs potential competition between Valero Energy and Valero L.P. and includes the environmental indemnification discussed above in Note 5: Commitments and Contingencies;
•	a services agreement pursuant to which Valero L.P. receives certain corporate services such as legal, accounting, treasury, engineering, information technology and other corporate functions from Valero Energy. Due to increased levels of service provided by Valero Energy for Valero L.P., Valero L.P. and Valero Energy amended the terms of the services agreement, effective April 1, 2004, to change the annual services fee and other provisions of the agreement;
•	a pipeline and terminals usage agreement, pursuant to which Valero L.P. provides transportation and terminalling services that support Valero Energy’s refining and marketing operations in the markets relating to the McKee, Three Rivers and Ardmore refineries;
•	a handling and throughput agreement, pursuant to which Valero L.P. provides handling services for all crude oil and certain other feedstocks delivered to each of Valero Energy’s Corpus Christi West, Texas City and Benicia refineries;
•	services and secondment agreements, pursuant to which Valero Energy provides personnel to Valero L.P. who perform operating and routine maintenance services related to the crude oil storage tank operations;
•	lease and access agreements, pursuant to which Valero Energy leases to Valero L.P. the real property on which the crude oil storage tanks are located;
•	a throughput commitment agreement pursuant to which Valero Energy has agreed to transport certain percentages of gasoline, distillate and raffinate production through certain South Texas pipelines and to use specified terminals for certain percentages of refinery gasoline, distillate and asphalt production;
•	a terminalling agreement pursuant to which Valero Energy has agreed to pay a terminalling fee for each barrel handled at specified terminals and a blending or filtering fee for those services, if rendered, at the specified terminals;
•	a terminal storage and throughput agreement pursuant to which Valero L.P. will make available its Pittsburg asphalt terminal in Pittsburg, California to Valero Energy for a minimum storage fee, a throughput fee and the reimbursement of utility costs;
•	a hydrogen tolling agreement pursuant to which Valero Energy will use Valero L.P.’s crude hydrogen pipeline for a minimum annual fee;

RIVERWALK LOGISTICS, L.P.

NOTES TO BALANCE SHEET – (Continued)

•	a barrel capacity lease agreement pursuant to which Valero Energy leases 1.6 million barrels of storage capacity from Valero L.P. at the Corpus Christi North Beach storage facility effective January 1, 2004; and
•	a terminal storage and throughput agreement pursuant to which Valero Energy has agreed to utilize two asphalt terminals, one in Rosario, NM and the other in Catoosa, OK, which were purchased in February 2004.

Valero L.P., which has no employees, relies on employees of Valero GP, LLC to provide the necessary services to operate Valero L.P.’s assets. The employees of Valero GP, LLC are included in the various employee benefit plans of Valero Energy and its affiliates. These plans include qualified, non-contributory defined benefit retirement plans, defined contribution 401(k) plans, employee and retiree medical, dental and life insurance plans, bonus plans, long-term incentive plans (i.e., unit option and restricted common units) and other such benefits.